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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                               -----------------------
                                    SCHEDULE 14D-1/A

                  TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                   AMENDMENT NO. 2
                               -----------------------
                               ML MEDIA PARTNERS, L.P.
                              (NAME OF SUBJECT COMPANY)

                                  SMITHTOWN BAY, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY

                           GLOBAL CAPITAL MANAGEMENT, INC.,
                                A DELAWARE CORPORATION
                                       (BIDDER)

                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (TITLE OF CLASS OF SECURITIES)

                                      55307J102

                        (CUSIP Number of Class of Securities)



                                  Thomas A. Schmidt
                           601 Carlson Parkway - Suite 200
                             Minnetonka, Minnesota  55305
                                    (612) 476-7200
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                              --------------------------

                              CALCULATION OF FILING FEE
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          TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
               $4,400,000                                   $1,430.00
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*    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY.  THIS CALCULATION ASSUMES
     THE PURCHASE OF 4,000 UNITS OF LIMITED PARTNERSHIP INTERESTS ("UNITS") AT $1,100 PER UNIT NET IN CASH. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

**   THE FILING FEE WAS PAID ON THE BASIS OF 6,500 UNITS AT $1,100 PER UNIT.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     AMOUNT PREVIOUSLY PAID:   NOT APPLICABLE     FILING PARTY:  NOT APPLICABLE
     FORM OF REGISTRATION NO.: NOT APPLICABLE     DATE FILED:    NOT APPLICABLE

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                                Page 1 of 7

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CUSIP NO. 55307J102                                         Page 2 of 8 Pages
-------------------------------------------------------------------------------
1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Smithtown Bay, LLC
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                        (b) / /
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3.  SEC Use Only
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4.  Sources of Funds (See Instructions)

    WC
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)                                                            / /
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6.  Citizenship or Place of Organization

    State of Delaware
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7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    11,943
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8.  Check if the Aggregate in Row (7) Excludes Certain Units (See
    Instructions)                                                           / /
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9.  Percent of Class Represented by Amount in Row (7)

    Approximately 6.4
-------------------------------------------------------------------------------
10.  Type of Reporting Persons (See Instructions)

     OO
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                                Page 2 of 7

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CUSIP NO. 55307J102                                         Page 3 of 8 Pages

1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Global Capital Management, Inc.
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3.  SEC Use Only
-------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

    WC
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)                                                            / /
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    State of Delaware
-------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    11,943
-------------------------------------------------------------------------------
8.  Check if the Aggregate in Row (7) Excludes Certain Units (See
    Instructions)                                                           / /
-------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

    Approximately 6.4
-------------------------------------------------------------------------------
10. Type of Reporting Persons (See Instructions)

    CO
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                                Page 3 of 7

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ITEM 1.   SECURITY AND SUBJECT COMPANY

     (b) The information set forth in Supplement No. 2 of the Offer to Purchase is incorporated herein by reference.

     This Amendment No. 2 to Schedule 14D-1 amends the tender offer by Smithtown Bay, LLC, a Delaware limited liability company ("Purchaser"), as amended by Amendment No. 1 thereto, to purchase 4,000 Units of Limited Partnership Interests ("Units") of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), at $1,100 per Unit, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 1999 as supplemented by Supplement No. 1 dated February 25, 1999 thereto and Supplement No. 2 dated March 17, 1999 thereto ("Supplement No. 2"), and the related Agreement of Transfer and Sale (which together constitute the "Offer"), which are attached to and filed with this
Schedule 14D-1 as Exhibits (a)(1), (a)(2), (a)(5) and (a)(9), respectively, and incorporated herein by reference.

     (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase as supplemented by Supplement No. 2 is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(d) and (g) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase and Supplement No. 2 thereto is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase as supplemented by Supplement No. 2 is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the "Introduction," and Section 7 ("Purpose and Effects of the Offer") of the Offer to Purchase and Supplement No. 2 is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the "Introduction" of the Offer to Purchase and Supplement No. 2 is incorporated herein by reference.

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ITEM 10.  ADDITIONAL INFORMATION

     (b)-(c) The information set forth in the "Introduction" and Section 7 of the Offer to Purchase and Supplement No. 2 thereto is incorporated herein by reference.

     (f) Reference hereby is made to the Offer to Purchase, Supplement No. 1 and Supplement No. 2 thereto and the related Agreement of Transfer and Sale, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), (a)(5) and
(a)(9), respectively, which are incorporated in their entirety herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     (a)(9) -       Supplement No. 2 to the Offer to Purchase, dated March 17,
                    1999.

     (a)(10) -      Cover Letter, dated March 17, 1999, from Purchaser to Unit
                    Holders.

     (a)(11) -      Summary Publication.

     (a)(12) -      Press Release

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                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 17, 1999           SMITHTOWN BAY, LLC

                                   By:  Global Capital Management, Inc.,
                                        a Delaware corporation,
                                        its Manager


                                        By:   /s/ Michael J. Frey
                                             -------------------------------
                                             Michael J. Frey,
                                             Chief Executive Officer

                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation

                                   By:   /s/ Michael J. Frey
                                        ------------------------------------
                                        Michael J. Frey,
                                        Chief Executive Officer

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                                    EXHIBIT INDEX

                                                                Sequential
Exhibit No.                        Description                  Page Number
-----------          --------------------------------------     -----------
(a)(9) -             Supplement No. 2 to Offer to Purchase,
                     dated March 17, 1999.

(a)(10) -            Cover Letter, dated March 17, 1999
                     from Purchaser to Unit Holders

(a)(11) -            Summary Publication.

(a)(12) -            Press Release.